FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – 2016 - 2017 Dividend Policy	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica’s Board of Directors has decided to modify the dividend policy for the years 2016 and 2017:

•	Relating to 2016, Telefónica will pay 0.55 euros per share: 0.35 euros in November 2016 via a voluntary scrip dividend plus 0.20 euros in cash in the second quarter of 2017.

•	Relating to 2017 dividend will amount to 0.40 euros per share: 0.20 euros in the fourth quarter of 2017 and 0.20 euros in the second quarter of 2018. Both tranches will be paid in cash.

As a result, in the calendar year 2016 payments will amount to 0.75 euros per share while in the calendar year 2017 payments will amount to 0.40.

The adoption of the corresponding corporate resolutions will be proposed in due course.

The objectives underlying this decision are:

•	To strengthen the balance sheet, substantially accelerating organic deleverage, in a growing free cash flow (FCF) context.

•	To offer an attractive remuneration to shareholders, with a dividend yield in line with the market and a sustainable pay-out ratio (dividend per share/FCF per share).

This decision has been taken in a context of overall operational improvement. The third quarter results showed solid organic trends: service revenues maintained the solid growth pace of the previous quarter (+1.4% year-on-year) and margin expansion was reflected in the acceleration of OIBDA and OpCF growth (+3.1% and +10.8% respectively). At the same time, exogenous factors show signs of improvement with a significant reduction in the negative impact from the depreciation of foreign currencies.

All this translated into an expansion of FCF generation (to 1,500 million euros in the quarter) which in turn accelerated the reduction of net debt to €49,984 million vs. €52,568 million at the end of June 2016.

In the first nine months of the year free cash flow generation reached 2,315 million euros after increasing 91.9% year-on-year and the outlook for the fourth quarter points towards a free cash flow of above 4,000 million euros for the full year.

Lastly, Telefónica reaffirms its commitment to maintain a solid investment grade credit rating, aiming at leverage ratios compatible with BBB/Baa2 levels.

Madrid, 27 October, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 27th, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors